Exhibit 12.1

BURLINGTON NORTHERN SANTA FE, LLC and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Successor		Predecessor
	Three Months Ended March 31, 2011	February 13 – March 31, 2010	January 1 – February 12, 2010

Earnings:
Income before income taxes	$965	$476	$377
Add:
Interest and other fixed charges, excluding capitalized interest	136	63	72
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	62	35	35
Distributed income of investees accounted for under the equity method	1	1	−
Amortization of capitalized interest	−	−	1
Less:
Equity in earnings of investments accounted for under the equity method	4	2	1
Total earnings available for fixed charges	$1,160	$573	$484
Fixed charges:
Interest and fixed charges	$138	$65	$73
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	62	35	35
Total fixed charges	$200	$100	$108
Ratio of earnings to fixed charges	5.80x	5.73x	4.48x

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